Exhibit 99.7

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK	X

:
JAMES A. BORDELEAU, Individually and On Behalf	: Index No. 650061/2009
of All others Similarly Situated	:
: AMENDED
Plaintiff,	:
: CLASS ACTION COMPLAINT
-against-.	:
:
THINKORSWIM GROUP INC., LEE K. BARBA, HANS VON MEISS, DOUGLAS T. TANSILL, WARREN MCFARLAN, LISA POLSKY, TOM SOSNOFF and SCOTT SHERIDAN,	:
:
:
:
Defendants.	:
:
:
X
          Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 3 which plaintiff alleges upon knowledge, as follows:
SUMMARY
          1. This action arises out of the sale of thinkorswim Group Inc. (“SWIM” or the “Company”) in a transaction designed to unfairly favor the interests of existing senior management of SWIM over that of plaintiff and other public stockholders of the Company by means of an unfair process and for an unfair price of $3.34 in cash and a fixed exchange ratio of 0.398 shares of TD Ameritrade common stock per SWIM common share (the “Proposed Merger”).
          2. As described below, plaintiff acting on behalf of a class of similarly situated public stockholders of SWIM, seeks to obtain appropriate equitable relief in order to prevent irreparable injury to the Class (as defined below).

PARTIES
          3. Plaintiff is, and at all relevant times, has been a stockholder of defendant SWIM.
          4. Defendant SWIM is a corporation organized under the laws of the State of Delaware, with its principal executive offices located at 45 Rockefeller Plaza, Suite 2012, New York, New York, 10111. SWIM, provides online brokerage, investor education, and related financial products and services for self-directed investors and traders in the United States. SWIM has recently been recognized as among the fastest growing online brokerage firms. Its unique trading and investor education capabilities, particularly for options trading, has been touted by analysts and financial reporters.
          5. Defendant Lee K. Barba (“Barba”) has served as Chief Executive Officer and Director of the Company since December 2001 and as Chairman of the Board since June 2002. According to the Company’s annual proxy filed with the SEC on April 29, 2008, Barba owns 5.9% of the common stock.
          6. Defendant Tom Sosnoff (“Sosnoff’) has served as a Director of the Company for all relevant times hereto. Sosnoff is the President and founder of the Company. According to the Company’s annual proxy filed with the SEC on April 29, 2008, Sosnoff owns 6.8% of the common stock.
          7. Defendant Scott Sheridan (“Sheridan”) was appointed a Director of the Company in February 2007 in connection with the Company’s merger with SWIM. Sheridan co-founded SWIM in 1999 with Sosnoff. From the Company’s founding until the merger, Sheridan served as its President, Secretary and a director. Upon the merger, Sheridan became an Executive Vice President and remained a director and the Secretary of SWIM. According to the Company’s annual proxy filed with the SEC on April 29, 2008, Sheridan owns 6.8% of the common stock.

          8. Defendant Hans Von Meiss (“Von Meiss”) has served as a Director of the Company since December 2001.
          9. Defendant Douglas T. Tansill (“Tansill”) has served as a Director of the Company since October 2003 and as Lead Director since December 2004. Tansill served from 2000-2002 as an Advisor to UBS, one of the financial advisors to the Company.
          10. Defendant Warren McFarlan (“McFarlan”) has served as a Director of the Company since December 2004.
          11. Defendant Lisa Polsky (“Polsky”) has served as a Director of the Company since February 2007.
          12. Defendants Barba, Von Meiss, Tansill, McFarlan, Polsky, Sosnoff and Sheridan are sometimes collectively referred to herein as the “Individual Defendants.”
          13. The Individual Defendants, as officers and/or directors of SWIM have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of SWIM, and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.
CLASS ACTION ALLEGATIONS
          14. Plaintiff brings this action on his own behalf and as a class action, pursuant to CPLR 901, et seq., on behalf of all common stockholders of SWIM or their successors in interest, who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.
          15. This action is properly maintainable as a class action because:

               (a) The Class is so numerous that joinder of all members is impracticable. There are hundreds, if not thousands, of SWIM stockholders who are located throughout the United States;
               (b) There are questions of law and fact which are common to the Class, including: whether any of the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of SWIM’s public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;
               (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;
               (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and
               (e) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS
          16. On January 8, 2009, TD Ameritrade Holdings Corporation (“TD Ameritrade”) and SWIM announced that they have entered into a definitive agreement pursuant to which TD Ameritrade will acquire SWIM for approximately $606 million in cash and the assumption of SWIM’s outstanding debt totaling approximately $2 billion. The transaction has been approved by both companies’ boards of directors and is expected to close in June 2009. SWIM did not seek any competitive bids nor has the Board indicated whether it sought any alternative buyers.
          17. In a Press Release dated January 8, 2009, stated in relevant part as follows:
OMAHA, Neb. & NEW YORK—(BUSINESS WIRE)—TD Ameritrade (NASDAQ:AMTD) and thinkorswim Group Inc. (NASDAQ:SWIM) today announced that they have entered into a definitive agreement for TD Ameritrade to acquire thinkorswim in a cash and stock deal valued at approximately $606 million as of Jan. 7, 2009. This acquisition underscores TD Ameritrade’s position as a successful industry consolidator.
thinkorswim is among the fastest growing online brokerage firms and has unique trading and investor education capabilities, particularly for the fastest growing segment of the industry — options trading. Over the 12-month period ended Sept. 30, 2008, the company generated $380 million in revenue and $87 million in pretax income. It has approximately 87,000 funded retail brokerage accounts, each placing approximately 176 trades per year, more than $3 billion in client assets and more than 375,000 education graduates.
Extending our Market Share Leadership
TD Ameritrade is the current industry leader in the number of equity trades placed each day, and thinkorswim currently leads the industry in retail options trades placed each day. The combination of these two complementary firms will enhance the Company’s position, making TD Ameritrade the new industry leader in the number of options trades placed each day.
Advancing our Growth Strategy
This deal advances TD Ameritrade’s growth strategy for its active trader client segment by introducing new trading functionality for traders, including advanced options trading, futures, foreign exchange trading and portfolio margining. TD Ameritrade is uniquely positioned to leverage the Investools education offering as an acquisition channel and to help deepen the relationships it has with its nearly seven million existing retail client accounts. The Company plans to expand the offering over time to include programs for long-term investing, helping to further drive its asset gathering strategy.
“This transaction is directly aligned with our growth strategy, creating scale for the trading side of our business and, more importantly, advancing our trading strategy by several years,” said Fred Tomczyk, president and chief executive officer at TD Ameritrade. “The thinkorswim team is very talented, and their innovative approach has led to outstanding achievements in technology and education. Together, we will extend our leadership in the industry with a best-in-class platform for traders, investors and registered investment advisors.
“We have a strong, stable balance sheet. We are well-capitalized. We have strong cash flow - all of which put us in a unique position to be opportunistic in the current economic environment,” Fred Tomczyk continued. “This transaction will improve our competitive standing in several key areas and position us for greater success and enhanced growth prospects. It is consistent with our strategy to improve our competitive position in this environment and manage for the other side of the cycle.”
“We are excited about this transaction with TD Ameritrade, as it will provide a premium to our current share price for our shareholders and access to a wider range of Web and software-based trading and education technology for our clients. It is also an opportunity for our employees to contribute to accelerated growth at TD Ameritrade,” said Lee Barba, chairman and chief executive officer of thinkorswim. “We believe this combination will enhance the Company’s leadership position in the investment services industry by providing the kind of highly compelling trading technology and education-based services that investors demand in today’s rapidly moving markets.”
High-Value Clients
This combination will add a fast-growing, highly active and engaged group of thinkorswim traders to the TD Ameritrade family, which is reflected in the data highlighted below:
•	Industry-leading growth rate, including a 161 percent increase in Daily Average Revenue Trades (DARTs) and an 82 percent rise in client accounts;

•	Approximately 49,000 DARTs, for a combined, pro-forma total of 350,000 trades per day; and

•	Approximately 37,000 options trades per day, for a combined, pro-forma total of 73,000 options trades per day.

thinkorswim clients should expect no immediate impact to their accounts or how they trade. All clients will receive more detailed information about what they can expect from the combined company after the acquisition is completed.
Terms of the Transaction
The principal terms of the transaction include the following:
•	TD Ameritrade will acquire thinkorswim for approximately $606 million, which includes $225 million to be paid in cash and the issuance of approximately 28 million shares of TD Ameritrade common stock to thinkorswim shareholders.(2) At closing, each share of thinkorswim will be exchanged for $3.34 in cash and 0.3980 of a TD Ameritrade share. This represents a 46 percent premium based on the 30- day average exchange ratio, and a 29 percent premium based on the 90-day average exchange ratio.

•	TD Ameritrade intends to initiate a new stock buyback program that will equal the approximately 28 million shares issued in the acquisition.

•	TD Ameritrade expects the transaction to be accretive by approximately three to seven percent of fiscal 2010 GAAP earnings and 10 to 15 percent 12 months following the completed integration, which includes the benefit to be received from the intended buyback program.

•	TD Ameritrade will retain key members of thinkorswim management. Mr. Barba will have an active role in the transition, and thinkorswim founders Tom Sosnoff and Scott Sheridan will join TD Ameritrade after the transaction closes.

The transaction is subject to approval by thinkorswim stockholders, regulatory approvals and customary closing conditions. TD Ameritrade and thinkorswim expect the deal to close within the next six months.

Merrill Lynch & Co. is serving as financial advisor to TD Ameritrade. Paragon Capital Partners LLC is serving as financial advisor to thinkorswim. UBS Investment Bank provided an opinion to the thinkorswim board of directors with respect to this transaction.
          18. Under the terms of the agreement, TD Ameritrade will acquire all of SWIM’s common stock and operating partnership units for $3.34 in cash, without interest, and a fixed exchange ratio of 0.398 shares of TD Ameritrade common stock per SWIM common share. Based on TD Ameritrade’s closing stock price as of January 9, 2009, the transaction consideration represents $8.71 per SWIM common share.

          19. Like most U.S. companies, SWIM has seen its stock price plummet over the last few months along with the rest of the securities markets. Indeed, historically and as recently as October 2, 2008, the Company’s stock price was trading well above the consideration offered.
          20. Not only does the share price agreed to by the Board not currently represent the fair value for the Company, it plainly does not reflect the long-term value of the Company which would, if the Proposed Merger was consummated, primarily allow only TD Ameritrade to realize such future potential.
          21. Defendants effectively placed a cap on the Company’s stock price and thus ensured that they, through the conversion of unvested stock options and continuing employment, among other benefits, and TD Ameritrade, rather than the Company’s public shareholders, will be the beneficiaries of the Company’s future prospects. It has been reported that defendant Barba will stay through the transition, while co-founders Sosnoff and Sheridan will join TD Ameritrade.
          22. The consideration to be paid to Class members in connection with the Proposed Merger is unfair and inadequate because, among other things, the consideration agreed upon did not result from an appropriate consideration of the value of SWIM as the Individual Defendants were presented with, and asked to evaluate, the Proposed Merger without any attempt to sufficiently ascertain the true value of SWIM through open bidding or a “market check” mechanism.
     The Merger Agreement
          23. Defendants breached their fiduciary duties in conducting an inadequate and unfair sales process and then entering into the Merger Agreement that contains numerous onerous deal protection devices that lock up the Proposed Merger in favor of TD Ameritrade.
          24. The Individual Defendants have taken impermissible steps to lock up the deal and hinder other potential acquirors in their attempts or interest to acquire the Company. Thereby, the

Individual Defendants have tilted the playing field in favor of TD Ameritrade. For instance, the Proposed Merger contemplates a termination payment of $20 million payable in the event that the Individual Defendants and the Company approve an unsolicited, superior acquisition proposal from a third party. The massive size of this payment is uncalled for and is a significant deterrent to other potential acquirors based on its mammoth size.
          25. The terms of the Merger Agreement restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company on better terms for the shareholders. The circumstances under which SWIM’s Board of Directors may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective fiduciary out under the circumstances of the case, including the fact that the so-called fiduciary out provisions of the Merger Agreement would impose a financial penalty on SWIM if the Board were to decide that the exercise of its fiduciary duties required the Board to refrain from recommending the Proposed Acquisition to SWIM’s shareholders.
          26. The Merger Agreement provides that defendants must notify TD Ameritrade within 48 hours if it receives an unsolicited offer for the Company, and must provide TD Ameritrade with details, including the material terms and conditions of the proposal and the identity of any person making such proposal. Defendants have agreed to keep TD Ameritrade informed of the status of discussions with third parties and to notify TD Ameritrade promptly if the Board determines that a third party has made a proposal that is superior to the Proposed Merger.
          27. In other words, the Merger Agreement gives TD Ameritrade unfettered access to any rival bidder’s information and allows TD Ameritrade a free right to top any superior offer. Accordingly,

no rival bidder is likely to emerge for SWIM because the Merger Agreement unfairly assures that any “auction” will favor TD Ameritrade.
The Materially Incomplete and/or Misleading Proxy Statement
          28. On February 10, 2009, the Company and TD Ameritrade filed with the SEC a form S-4 registration statement and joint proxy statement (the “Proxy Statement”) concerning the Proposed Merger, which solicits shareholder votes in favor of the Proposed Merger.
          29. Notwithstanding that SWIM’s shareholders are being asked to relinquish their equity interest in the Company, defendants, in violation of their fiduciary duties, have failed to provide the Company’s public shareholders with adequate material information and/or have provided them with materially misleading information in the Proxy Statement concerning:
a.	the value of SWIM and its future growth prospects;

b.	full details regarding the sales process undertaken and other interested buyers;

c.	the analyses performed by the UBS in connection with the Proposed Merger; and

d.	potential conflicts of interest suffered by UBS.
Material Information Concerning the Value of SWIM and Its Future Growth Prospects is Omitted from the Proxy Statement
          30. Material information concerning the value and growth prospects of the Company is omitted from the Proxy Statement. For example, the Proxy Statement does not provide the public shareholders with the financial forecasts and estimates prepared by the Company’s management and/or relied upon by the parties and their advisors during the negotiation of the Proposed Merger. Obviously, the Company’s expected future performance as a stand-alone company is critical to a shareholders’ consideration of whether TD Ameritrade is offering them fair value for their equity interest in SWIM. The parties and their advisors were all privy to this information during their negotiation of the Proposed

Merger. SWIM’s public shareholders should have access to that same information in order to make their own fully informed decision regarding the Proposed Merger.
          31. In addition, the Proxy Statement fails to disclose the forecasts and estimates relating to TD Ameritrade prepared by TD Ameritrade’s management. This information is material in that the public shareholders need information concerning TD Ameritrade’s forecasts or projections going forward in that they are being asked to trade in their shares of SWIM for cash and stock in TD Ameritrade. Obviously, TD Ameritrade’s expected future performance is critical to a shareholder’s decision whether to vote in favor of the Merger or against the Merger.
Material Information Concerning the Sales Process and Other Interested Bidders is Omitted From the Proxy Statement
          32. Once defendants decided to sell the Company, they were obligated to maximize shareholder value. Information concerning other alternatives they did or did not consider is material to the shareholders’ ability to evaluate the fairness of the Proposed Merger and determine whether it, or some other alternative, would offer them maximum value for their equity interests in the Company.
          33. The Proxy Statement indicates that on June 6, 2008, the Individual Defendants held a special meeting to discuss the relative merits of the TD Ameritrade proposal, as well as other alternatives including continuing as a stand-alone business and pursuing other combinations, acquisitions or divestures. However, the Proxy Statement fails to provide shareholders with information concerning whether the Individual Defendants, considered the merits of conducting an auction process before making counterproposals to TD Ameritrade.
          34. Without this information, SWIM’s shareholders will never know whether any other bidders have or would have offered a better alternative than the Proposed Merger that they now are being asked to accept.

Material Information Concerning the Analyses of UBS is Omitted From the Proxy Statement
          35. Material information is omitted from the Proxy Statement concerning the analyses performed by UBS and the assumptions underlying those analyses, including but not limited to the multiples and the discounted cash flow calculations.
          36. The Proxy Statements is incomplete and misleading with respect to the discussion of the analyses that UBS performed in rendering its opinion that the Proposed Merger was fair from a financial point of view to the SWIM shareholders. The Proxy Statement fails to disclose the following:
               (a) with respect to the Selected Transaction Analysis, pricing multiples were not given on a deal-by-deal basis, only summary statistics were disclosed;
               (b) with respect to the Discounted Cash Flow Analysis performed with respect to SWIM, the discounted cash flow calculations are not provided; and
               (c) with respect to the TD Ameritrade Discounted Cash Flow Analysis, UBS refers to financial forecasts and estimates prepared by TD Ameritrade management, but fails to disclose those forecasts and analyses. Most importantly, as noted above, there is no disclosure of any long-term financial projections, prepared by SWIM’s management and considered by the parties and their financial advisors, reflecting management’s views of the future prospects of the Company.
          37. Projections of future revenue and earnings are the key element in valuation in many, if not most, transactions. Among other things, they drive discounted cash flow models, an analysis performed by UBS. Projections are supplied by management, by investment bankers or arrived at by some combination of the two. Analysts make estimates of corporate growth rates of earnings and revenues, and customarily those estimates often originate with management. In making the decision to sell the Company, future prospects of the Company must be considered by management, the Board of Directors and their advisors.
          38. Here the Company’s shareholders do not know the projected financial performance prepared by management, which were relied upon by the parties in negotiating the Proposed Merger and by UBS in preparing the discounted cash flow analysis. This information is material in order for SWIM’s public shareholders to consider the reliability of UBS’s analyses (especially the discounted cash flow analysis), the fairness opinion issued by UBS and, ultimately, the recommendation by SWIM’s Board that shareholders vote in favor of the Proposed Merger.
Material Information Concerning Potential Conflicts of Interest Suffered by UBS is Omitted From the Proxy Statement
          39. Making matters even worse, for SWIM shareholders, defendants failed to disclose material information concerning actual and/or potential conflicts of interest under which UBS labored while acting as financial advisor to the Company.
          40. First, while the amount of fees payable to UBS in connection with the Proposed Merger is disclosed, the portion of that fee which is contingent is omitted from the Proxy Statement.
          41. Second, information concerning relationships between UBS and the Company and/or TD Ameritrade which may impact on the independence of UBS in rendering a fairness opinion in connection with the Proposed Merger is omitted from the Proxy Statement. The nature of the services provided by UBS to the Company and to TD Ameritrade in the past and the undisclosed amounts of fees paid to UBS by the Company and/or TD Ameritrade is material information needed by the Company’s shareholders to evaluate the reliability of the fairness opinion issued by UBS in support of the Proposed Merger. In addition, the nature and extent of any work to be performed and/or fees to be earned by UBS on pending or future engagements impacts on this analysis as well.

          42. Because the Individual Defendants base, in part, their recommendation to SWIM’s shareholders to vote in favor of the Proposed Merger on the fairness opinion issued by UBS, this information is crucial to any shareholder’s evaluation of the independence of UBS, or lack thereof, as well as the basis for the conclusion by UBS that the Proposed Merger is fair from a financial point of view to SWIM’s shareholders.
          43. Plaintiff and the other public shareholders of SWIM will suffer serious and irreparable harm if the shareholder vote is permitted to proceed as planned or if the Proposed Merger is consummated. The shareholders will be prevented from ever casting a fully informed vote as a result of the Board’s breach of the duty of candor to the shareholders. Accordingly, injunctive relief is necessary and appropriate.
AS AND FOR A FIRST CAUSE OF ACTION
BREACH OF FIDUCIARY DUTY
(Against Defendant SWIM and the Individual Defendants)
          44. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
          45. The Individual Defendants are in a position of control and power over SWIM’s public stockholders, and have access to internal financial information about SWIM and its true value to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit themselves in this transaction, to the detriment of SWIM’s public stockholders.
          46. SWIM’s senior management has timed this transaction to capture the future potential of valuable SWIM assets and use it to their own ends without requiring TD Ameritrade to pay an adequate or fair price for SWIM’s stock.
          47. Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of SWIM’s public stockholders. Defendants are engaging in a self-

dealing transaction representing a breach of their fiduciary duties of loyalty and in good faith owed to plaintiff and the other members of the Class.
          48. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
               (a) undertake an appropriate evaluation of SWIM’s worth as an acquisition candidate;
               (b) take all appropriate steps to enhance SWIM’s value and attractiveness as an acquisition candidate;
               (c) take all appropriate steps to effectively expose SWIM to the marketplace in an effort to create an active auction for SWIM, including but not limited to engaging in serious negotiations with TD Ameritrade;
               (d) act independently so that the interests of SWIM’s public stockholders will be protected; and
               (e) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of SWIM’s public stockholders.
          49. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of SWIM’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s length negotiations on the buyout terms, and will not supply to SWIM’s public stockholders sufficient information to enable them to cast informed votes on the proposed buyout and may consummate the proposed transaction, all to the irreparable harm of the members of the Class.
          50. By reason of the foregoing, SWIM and the Individual Defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.
          WHEREFORE, plaintiff prays for judgment and relief as follows:
          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
          B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the transactions complained of herein;
          C. In the event the challenged transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;
          D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;
          E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
          F. Granting such other and further relief as to the Court may seem just and proper. Plaintiff hereby demands a trial by jury.
Dated: New York, New York March 5, 2009

HARWOOD FEFFER LLP

By:	/s/ Robert I. Harwood Robert I. Harwood
488 Madison Avenue
New York, New York 10022
Telephone: (212) 935-7400

THE WEISER LAW FIRM, P.C.
Patricia C. Weiser, Esquire
Debra S. Goodman, Esquire
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087 Telephone: (610) 225-2677

FEDERMAN & SHERWOOD
William B. Federman, Esquire
10205 North Pennsylvania Ave.
Oklahoma City, Oklahoma 73120
Telephone: (405) 235-1560

Attorneys for Plaintiff